FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

October 17, 2008	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

For Immediate Release: NR 08-22

EXETER COMMENCES CASPICHE DRILLING - REDUCES OVERALL PROJECT EXPENDITURES

Vancouver, B.C., October 15, 2008 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt:EXB – “Exeter” or the “Company”) reports that drilling at its Caspiche gold-copper project in Chile has now started. A minimum 9,300 metre (30,500 feet) program will lead to a NI 43-101 compliant inferred resource estimate.

As a result of the global credit situation, Exeter has revised its previously announced exploration programs and has reduced staffing to conserve cash. The Company currently has $23 million in its treasury, of which approximately $8 million has been committed to its revised exploration programs at Caspiche and Cerro Moro. Exeter will continue to monitor the credit situation, and may expand or further reduce its programs, depending on future market conditions.

The revised exploration programs contemplate the following:

•

Caspiche Project - three drill rigs have been contracted to complete a 9,300 metre (30,500 ft) drilling program, with the objective of establishing a NI 43-101 compliant inferred resource. One drill rig is on site with another two rigs expected to arrive later in October. With the three rigs available, the Company has the ability to expand the program to 15,000 metres (49,000 ft) if market conditions improve.

•

Cerro Moro Gold-Silver Project - a single drill rig is being used to extend the high grade Escondida vein. Drilling to develop lower grade resources over the broader vein field has been suspended for the time being.

Exeter’s Chairman, Yale Simpson stated “Exeter is in the fortunate position of having $23 million cash and two exceptional projects. Given the current crisis in financial markets, we have scaled down our budgets but have not reduced expectations.

“The Caspiche project is being closely followed by a number of major mining companies. Given the very large dimensions of the gold-copper system, we are convinced that the potential reward for our shareholders far outweighs the risk of using part of our cash to carry out the current drilling program.

“At Cerro Moro, which has returned exceptional gold-silver grades to date, we see very low discovery costs. We therefore have no reservations in continuing our exploration program, albeit on a scaled down basis.

“Although the Company has a broad foothold in the Patagonia region through separate strategic alliances with Cerro Vanguardia S.A. (an AngloGold Ashanti subsidiary), and Rio Tinto Mining and Exploration Chile, exploration on these and other “grass roots” projects has been suspended until financial market conditions improve.”

Caspiche Gold-Copper Project, Maricunga District, Chile

Our priority at Caspiche is to produce an interim NI 43-101 compliant inferred resource estimate in Q2-2009 with an initial resource target of 8 million ounces of gold plus a copper credit equivalent to a further 8 million ounces of gold. If we extend the drilling program to 15,000 metres (49,000 ft) a second resource estimate, which includes all drilling for the season (October 2008 to May 2009), is expected to be released in Q3-2009.

Geological consultants AMEC and Hellman & Schofield have advised Exeter that drilling on a 200 by 200 metre grid pattern will provide sufficient density to allow for the calculation of inferred resources.

Our goal is to continue to own 100% of Caspiche and in due course to enter into a corporate arrangement (not a conventional joint venture).

Cerro Moro High Grade Gold-Silver Project, Santa Cruz Province, Argentina

Our priority at Cerro Moro is to focus exploration entirely on the Escondida vein, and specifically to extend zones with drill intercepts of 12-18 grams per metric ton gold equivalent* over mineable widths. The results from drilling will form the basis of a NI 43-101 compliant resource estimate, expected to be completed during the second quarter of 2009.

The Company has suspended the “discovery drilling program” that was testing outlying mineralized veins in the project area. As a consequence, the number of drill rigs on site has been reduced from three to one.

Exeter engineers have been studying combined open pit and underground mining options to exploit the high grade mineralization being defined, as opposed to much larger scale open pit mining scenarios (at lower grades). We consider that with the current credit situation, only high grade projects are likely to attract financing, at least in the near term. We will continue to develop our conceptual models so that on receipt of a NI 43-101 compliant resource estimate we can advance the project to the scoping study level.

Our goal is to retain 100% of Cerro Moro (subject to 5% participation by Fomicruz SA, the Santa Cruz government mining company) and to establish an Exeter-owned mining operation.

Don Sixto Gold Project, Mendoza Province, Argentina

No site work is planned at Don Sixto, Mendoza Province, Argentina over the coming months. The Company will continue to work with provincial authorities and with representatives of other mining companies, to effect amendment to the 2007 legislation that banned the use of cyanide in mining operations in Mendoza.

You are invited to visit the Exeter web site at www.exeterresource.com.

*	Note: Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the extent and timing of its drilling programs, exploration results, timing and establishment of resources estimates, potential for financing its activities, potential production from its properties and expected cash reserves. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to vary from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from the forward-looking statements include, among others, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; and tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Report for the financial year ended December 31, 2007, dated March 28, 2008 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

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